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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2023** AND ENDING **12/31/2023**

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Benefit Funding Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 N Martingale Road

                                     (No. and Street)

Schaumburg	**IL**	**60173**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D Webb Jr   **815-630-8123**   wwebb@benefitfundingservices.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian Anson

                      (Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	**Tarzana**	CA 91356	
(Address)	(City)	(State)	(Zip Code)

September 15, 2005   **2370**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Webb, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benefit Funding Services, LLC _____, as of 12/31 _____, 2 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DYLAN F KELLEY
NOTARY PUBLIC - STATE OF ILLINOIS
COMMISSION NO. 981349
MY COMMISSION EXPIRES NOV 15, 2027

Signature: _____

Title: Chief Compliance Officer/FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Benefit Funding Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on Benefit Funding Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Benefit Funding Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Benefit Funding Services, LLC's financial statements. The Supplemental Information is the responsibility of the Benefit Funding Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Benefit Funding Services, LLC's auditor since 2004.
Tarzana, California
February 14, 2024

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	586.528
Accounts Receivable		128.831
Other Assets		2.539
Total Assets	$	717,898

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	226.309
Franchise Tax Board Payable		6.800
Total Liabilities	$.	233,109

MEMBER'S EQUITY

Total Member's Equity	$	484.789
Total Liabilities and Member's Equity	$	717.898

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the Year Ended December 31, 2023

REVENUES

Revenue from Sale of Variable Contracts of Insurance based Product (Note 2)	$	3,815,793
Total Revenues	$	3,815,793

EXPENSES

Commissions	$	3,440,974
Professional fees		69,543
Other Operating expenses		19,587
Total Expenses	$	3,506,184
NET INCOME BEFORE STATE OF CA FRANCHISE		285,689
FEE LESS: STATE OF CA FRANCHISE FEE		6,800
(Note4) NET INCOME	$	278,889



BENEFIT FUNDJNG SERVICES, LLC

Statement of Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Beginning balance January 1, 2023	$ 205,900
Net Income	278,889
Ending balance December 31, 2023	$ 484,789

**BENEFIT FUNDING
SERVICES, LLC**

**Statement of Cash Flows
For the Year Ended
December 31, 2023**

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	278.889

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase) decrease in assets		
Accounts Receivable		44.006
Other assets		(853)
Increase (Decrease) in Liabilities		
Accounts Payable		(69.839)
Total adjustments		(26.856)
Net cash provided by operating activities		252.203
Net increase in cash		252.203
Cash at beginning of year		334.325
Cash at end of year	$	586.528

Supplemental Disclosures

Cash paid during the year for:

State of CA Franchise Fee	$	6,800
Interest	$	(0)

The accompanying notes are an integral part of these financial statements

7

Notes to Financial Statements
December 31, 2023

Note 1: NATURE OF BUSINESS

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997, as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by New First Financial Resources, LLC (New FFR).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers. The company only pays FINRA/SEC registered Broker Dealers.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA .

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits at Chase Bank which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue Recognition

The Company recognizes commIssIOns income as earned and realized net of any chargebacks. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers. insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary. the credit standing of each counter party. The firm is subject to chargebacks from the cancellation of underlying variable contracts. There were three customers that made up 62% of the income during year-end December 31 2023.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on a transaction by a government authority, and collected by the Company from a customer, are excluded from revenue. Reportable segments of revenue generated by the Company are described below:

The Company generates its revenue from the sale of variable contracts of insurance-based products, in the form of commissions and trail commissions. Three customers generate a total of 62% of the Company's revenue at 23%, 22% and 17% respectively.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $233,109. On December 31, 2023, the company had a net capital of $478,490, which was $462,949 in excess of the minimum net capital requirement of $15,564, and the Company's ratio of aggregate indebtedness of $233,109 to net capital was .49:1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: STATE OF CALIFORNIA FRANCHISE FEE

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is like a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation but imposes an LLC fee for operating within California.

For the year ended December 31, 2023, the components of the State of California Franchise Fee are as follows: State of California Franchise Fee $6,800

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2020, 2021, 2022.

Note 5: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the

Note 5: FAIR VALUE MEASUREMENT (continued)

measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that an entity can access.

Level 2 - Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2023.

Note 6: COMMITMENTS AND CONTINGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member, and owner of the Company, for distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

ASU 2016-02: Leases

The Company does not have a lease commitment since their administrative costs are covered by a third party.

Note 7: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2023 through February 14, 2024 the date the financial statements were available to be issued.

Note 8: COMMIMENTS AND CONTINGENICES

The Company was not subject to any litigation during or at year end December 31, 2023.

BENEFIT FUNDING SERVICES, LLC

Schedule 1
Statement of Net Capital
December 31, 2023

	Focus 12/31/2023	Audit 12/31/2023	Change
Members' equity, December 31, 2022	$ 484,789	$ 484,789	$ -0-
Less: Non allowable assets:			
Other assets	6,299	6,299	
Tentative net capital	$ 478,490	$ 478,490	s -0-
Haircuts:			
NET CAPITAL	$ 478,490	$ 478,490	$ -0-
Minimum net capital	15,541	15,541	-0-
Excess net capital	$ 462,949	$ 462,949	s -0-
Aggregate indebtedness	$ 233,109	$ 233,109	$ -0-
Ratio of aggregate indebtedness to net capital	.49: 1	.49: 1	

There was no material difference between the Audit report and Focus filed at December 31, 2023.

BENEFIT FUNDING SERVICES, LLC

December 31, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange
Commission

The Company is exempt from the Reserve Requirement
computation according to the provision of Rule 15c3-3
(k)(l).

Schedule III
Information Relating to
Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession
and Control requirements under the (k)(l) exemptive provision.

BENEFIT FUNDING SERVICES, LLC

Assertions Regarding Exemption Provisions

We, as members of Management of Benefit Funding Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of theCompany hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 byoperating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the periodJanuary 1, 2023 through December 31, 2023.

Benefit Funding Services, LLC

By

William D. Webb Jr.

ChiefCompliance Officer

February 14, 2024

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana. CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Benefit Funding Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Benefit Funding Services, LLC for the year ended December 31, 2023, which were agreed to by Benefit Funding Services, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Benefit Funding Services, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2023 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Benefit Funding Services, LLC's management is responsible for Benefit Funding Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2023 to the total revenues in Benefit Funding Services, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2023 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2023 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Benefit Funding Services, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson. CPA

Tarzana. California

February 14, 2024